SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                    Schedule 13D
                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 53)*
                                 NL INDUSTRIES, INC.
                                  (Name of Issuer)
                           Common Stock, $0.125 par value
                           (Title of Class of Securities)
                                      629156407
                                   (CUSIP Number)
                                  STEVEN L. WATSON
                                THREE LINCOLN CENTRE
                                     SUITE 1700
                                  5430 LBJ FREEWAY
                                DALLAS, TEXAS  75240
                                   (214) 233-1700
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)
                                  January 30, 1996
                        (Date of Event which Requires Filing
                                 of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
        Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
        (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
        The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        CUSIP No.  629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Valhi, Inc.
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              WC and BK
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No.  629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Tremont Corporation
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              WC
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          9,064,780
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            9,064,780
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,064,780
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.8%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Contran Corporation
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON      10   SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Dixie Rice Agricultural Corporation, Inc.
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Louisiana
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Dixie Holding Company
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Southwest Louisiana Land Company, Inc.
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Louisiana
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              NOA, Inc.
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Texas
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              National City Lines, Inc.
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Valhi Group, Inc.
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              CO


        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              The Combined Master Retirement Trust
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Texas
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,522,090
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,522,090
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,522,090
          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              71.5%
          14  TYPE OF REPORTING PERSON*
              EP

        CUSIP No. 629156407
          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Harold C. Simmons
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)  [  ]
              (b)  [  ]
          3   SEC USE ONLY

          4   SOURCE OF FUNDS*
              Not applicable
          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
           NUMBER OF      7   SOLE VOTING POWER
             SHARES           -0-
          BENEFICIALLY    8   SHARED VOTING POWER
            OWNED BY          36,591,565
              EACH        9   SOLE DISPOSITIVE POWER
           REPORTING          -0-
             PERSON       10  SHARED DISPOSITIVE POWER
              WITH            36,591,565
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              -0-
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*      [ X ]
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              -0-
          14  TYPE OF REPORTING PERSON*
              IN
        * See instructions before filling out.



                                  AMENDMENT NO. 53
                                   TO SCHEDULE 13D
                  This amended statement on  Schedule 13D (this  "Statement")
        relates to the shares of common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company" or "NL"). Items 2, 3, 4, 5, 6 and 7 of this Statement, previously filed (i) by Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") as the direct beneficial owners of Shares, (ii) by virtue of their respective direct and indirect holdings of securities of Valhi and Tremont (as described previously on this Statement), by Contran Corporation ("Contran"); Valhi Group, Inc. ("VGI"); National City Lines, Inc. ("National"); NOA, Inc. ("NOA"); Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"); Dixie Holding Company ("Dixie Holding"); Southwest Louisiana Land Company, Inc. ("Southwest") and The Combined Master Retirement Trust (the ``Master Trust') and (iii) by virtue of his positions with Contran, the Master Trust and certain other entities, as described previously on this Statement, Harold C. Simmons (collectively, the "Reporting Persons"), are hereby amended as set forth below.
                  The Reporting Persons have included the current date on the cover page (as the date of event that requires filing of this amendment) because the information included in this amendment does not constitute a material amendment of information previously included in this Statement. As a result, the filing of this amendment is not required under the rules of the Securities and Exchange Commission but is being made to update certain of the information previously disclosed in this Statement.
        Item 2.   Identity and Background.
                  Item 2(a) is amended and restated as follows:
                  (a) Valhi and  Tremont are  the  holders of  approximately
        53.8% and 17.8%, respectively, of the outstanding common stock of the Company. Valhi and Tremont together may be deemed to control the Company. VGI, National, Contran, the Company and Valmont Insurance Company ("Valmont") are the holders of approximately 35.5%, 4.8%, 3.2%, 0.5% and 0.4%, respectively, of the outstanding Tremont common stock. The Tremont shares held by Contran include 1.4% of the outstanding Tremont common stock directly held by the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"), a trust established by Contran as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that Contran owes Harold C. Simmons. Contran retains the power to vote shares held by the CDCT No. 2 and shares dispositive power over such shares with the trustee of the CDCT No. 2. Together, VGI, National and Contran may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding stock of Valmont and may be deemed to control Valmont. VGI, National and Contran are the holders of approximately 75.1%, 10.1% and 6.2%, respectively, of the outstanding common stock of Valhi. The Valhi shares owned by Contran include 0.2% of the outstanding Valhi common stock directly owned by the CDCT No. 2. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and
        Southwest are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.
                  Substantially all of Contran's outstanding voting stock  is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964, and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts") established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts; however, Mr. Simmons disclaims beneficial ownership thereof.
                  The Master Trust is a trust  formed by Valhi to permit  the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the Master Trust and sole member of the Trust Investment Committee for the Master Trust. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the Master Trust; however, Mr. Simmons disclaims beneficial ownership of the shares of Valhi common stock held by the Master Trust, except to the extent of his vested beneficial interest therein.
                  Mr. Harold C. Simmons is  Chairman of the Board,  President
        and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is Chairman of the Board of the Company and a Director of Tremont.
                  By virtue  of the  relationships  described above  (a)  Mr.
        Simmons may be deemed to control the Company, Tremont, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest, and Contran, (b) Mr. Simmons (as trustee), the Trusts, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by Tremont and (c) Mr. Simmons (as trustee), the Trusts, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by Valhi. However, Mr. Simmons and the Trusts disclaim such beneficial ownership of the Shares beneficially owned, directly or indirectly, by such entities, except as noted above.
                  Valmont and the Company hold 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock as of the date of this Statement. The shares of Valhi common stock that Valmont and the Company own are treated by Valhi as treasury stock for voting purposes and for the purposes of this Statement, and, consequently, are not deemed outstanding for the purposes of this Statement.
        Item 3.   Source and Amount of Funds or Other Consideration.
                  No change except for the addition of the following:
                  On December 20, 1995, Valhi entered into a credit agreement with Societe Generale, Southwest Agency ("SoGen") pursuant to which SoGen agreed to loan Valhi up to $15 million on a revolving basis (the "Valhi/SoGen Loan"). Valhi has and may in the future use the proceeds of the Valhi/SoGen Loan for the purchase of Shares. Amounts outstanding under the Valhi/SoGen Loan cannot exceed 33 1/3% of the market value of the Shares pledged by Valhi to secure the Valhi/SoGen Loan. Under the terms of the Valhi/SoGen Loan, interest on outstanding balances will accrue (i) for prime rate advances, at the greater of SoGen's prime rate or the overnight federal funds rate for the Federal Reserve System plus 2% and (ii) for Eurodollar advances, SoGen's LIBOR rate plus 1 1/2%. In connection with the Valhi/SoGen Loan, Valhi initially pledged as collateral approximately 4.8 million Shares, but may pledge additional Shares, or request the return of pledged Shares, depending on the market value of the Shares and the outstanding balance of the Valhi/SoGen Loan. The foregoing summary of the Valhi/SoGen Loan and Valhi's pledge of Shares pursuant thereto is qualified in its entirety by reference to the copy of such agreements attached as Exhibit 9.
                  The total amount of funds required by Valhi to acquire  the
        Shares purchased by it as reported in Item 5(c) was $3,653,700.00 (including commissions). Such funds were or will be provided by Valhi's cash on hand a portion of which includes and may include borrowings under the Valhi/SoGen Loan.
                  The Reporting Persons understand that the funds required by the persons named in Schedule B to this Statement to acquire Shares were from such persons' personal funds.
        Item 4.   Purpose of Transaction.
                  No  change except for the addition of the following:
                  The information included under Item 3 of this Amendment  is hereby incorporated by reference in its entirety.
                  On November 16,  1995, Tremont and  Contran entered into  a loan agreement pursuant to which Contran agreed to loan Tremont $15 million on a revolving basis (the ``Contran/Tremont Loan'') secured by certain Shares owned beneficially by Tremont. Amounts outstanding under the Contran/Tremont Loan cannot exceed 50% of the market value of the Shares pledged by Tremont to secure the Contran/Tremont  Loan.
         Under the terms of the Contran/Tremont Loan, interest on outstanding balances will accrue at prime plus 0.75% or, at Tremont's  election,
        LIBOR plus 2%. In connection with the Contran/Tremont Loan, Tremont initially pledged 2.5 million Shares, but may be required to pledge additional Shares, or may request the return of pledged Shares, depending on the market value of the Shares and the outstanding balance of the Contran/Tremont Loan. The foregoing summary of the Contran/Tremont Loan and Tremont's pledge of Shares pursuant thereto is qualified in its entirety by reference to the copy of such agreements attached as Exhibit 8.
                  On January  4,  1996,  Salomon  Brothers  Inc  agreed  with
        Tremont to extend, from January 4, 1996 to July 8, 1996, the due date of the $2.5 million secured promissory note issued by Tremont and
        held by  Salomon  (the  "Tremont/Salomon Loan").   As  previously
        disclosed, the Tremont/Salomon Loan is secured by certain Shares owned beneficially by Tremont.
                  Valhi purchased the  Shares reported in  Item 5(c) of  this
        Statement in order to increase its equity interest in the Company.
                  Depending upon their evaluation  of the Company's  business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with the Reporting Persons, other than the Master Trust, may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.
                  Except as described in this Item  4, none of the  Reporting
        Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
        Schedule 13D.
        Item 5.   Interest in Securities of the Issuer.
                  No change except for the addition of the following:
                  (a)  Tremont is the  direct beneficial  owner of  9,064,780
        Shares, or approximately 17.8% of the 51,071,118 Shares outstanding as of October 25, 1995 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "Quarterly Report"). By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly owned by Tremont. Harold C. Simmons disclaims all such beneficial ownership.
                  Valhi is the direct beneficial owner of 27,457,310  Shares, or approximately 53.8% of the Outstanding Shares according to the information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, Valhi may be
        deemed  to  be  the  beneficial   owner  of  36,522,090  Shares,  or
        approximately  71.5%   of  the   Outstanding  Shares   according   to
        information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, VGI, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran, the Master Trust and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Valhi. Mr. Simmons disclaims all such beneficial ownership.
                  The Reporting Persons  understand that  Harold C.  Simmons'
        spouse  is  the  direct  beneficial   owner  of  69,475  Shares,  or
        approximately 0.1% of the Outstanding Shares according to information contained in the Quarterly Report. Mr. Simmons disclaims beneficial ownership of such Shares.
                  The  Reporting  Persons  understand,  based  on   ownership
        filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally or beneficially certain Shares, as indicated on Schedule C to this Statement.
                  (c)  The table below sets forth purchases of the Shares  by the Reporting Persons during the last 60 days. All of such purchases were effected by Valhi on the New York Stock Exchange.

                                                Approximate Price
                                                    Per Share
                                                  (exclusive of
                      Date    Amount of Shares    commissions)
                   ---------- ----------------  -----------------
                    01/02/96         1,200            12.375
                    01/03/96        10,000            13.000
                    01/04/96         3,000            13.000
                    01/10/96        25,500            13.000
                    01/11/96         1,600            13.000
                    01/12/96        50,400            13.000
                    01/25/96        45,000            13.375
                    01/25/96       136,800            13.500
             The Reporting Persons understand that during the last 60 days Harold Simmons' spouse purchased Shares on the following dates, in the following amounts and at the following prices, all on the New York Stock Exchange:

                                                Approximate Price
                                                    Per Share
                                                  (exclusive of
                      Date    Amount of Shares    commissions)
                      ----    ----------------  -----------------
                    12/27/95         3,500            12.250
                    12/28/95         6,500            12.250
                    12/29/95         4,600            12.250
                    01/02/96           400            12.250

                  The Reporting Persons understand that (i) the total amount of funds required by Mr. Simmons' spouse to acquire the Shares purchased by her as reported in this Item 5(c) was $184,500.00 (including commissions), (ii) that the funds required by Mr. Simmons' spouse to acquire such Shares were from her personal funds and (iii) she purchased such Shares in order to increase her equity interest in the Company.
        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  No change except for the addition of the following:
                  The information included under Items 3 and 4 of this amendment is hereby incorporated by reference with respect to the Valhi/SoGen Loan, the Tremont/Contran Loan and the Tremont/Salomon Loan.

        Item 7.   Material to be filed as Exhibits.
                  No change except for the addition of the following:

                  Exhibit 8 Credit Agreement, dated as of November 16, 1995, between Tremont Corporation and Contran Corporation (incorporated by reference to Exhibit 99.1 to Tremont's Current Report on Form 8-K, dated November 16, 1995).
                  Exhibit 9 Credit Agreement, dated as of December 20, 1995, between Valhi, Inc. and Societe Generale, Southwest Agency (including related forms of Promissory Note and Pledge and Security Agreement).



                                      Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
        Date:  January 30, 1996

                                      By:  /s/ Harold C. Simmons
                                           Harold C. Simmons,
                                           Signing in the capacities
                                           listed on Schedule "A" attached
                                           hereto and incorporated herein
                                           by reference.



                                      Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
        Date:  January 30, 1996

                                      By:  /s/ J. Landis Martin
                                           J. Landis Martin,
                                           Signing in the capacities listed
                                           on Schedule "A" attached hereto
                                           and incorporated herein
                                           by reference.



                                      Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
        Date:  January 30, 1996

                                      By:  /s/ Steven L. Watson
                                           Steven L. Watson
                                           Signing in the capacities listed
                                           on Schedule "A" attached hereto
                                           and incorporated herein by
                                           reference.



                                     SCHEDULE A

        Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.
        Steven L. Watson as Vice President and Secretary of each of:
        CONTRAN CORPORATION
        DIXIE RICE AGRICULTURAL CORPORATION, INC.
        DIXIE HOLDING COMPANY
        NOA, INC.
        NATIONAL CITY LINES, INC.
        SOUTHWEST LOUISIANA LAND COMPANY, INC.
        VALHI GROUP, INC.
        VALHI, INC.

        J. Landis Martin, as Chairman of the Board, Chief Executive Officer and President of:
        TREMONT CORPORATION



                                     SCHEDULE B

                  The names of the directors and executive officers of Contran, Dixie Rice, Dixie Holding, National, NOA, Southwest, VGI, Valhi, NL and Tremont and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

                    Name                   Present Principal Occupation
        ----------------------------  --------------------------------------
        Susan E. Alderton             Vice President  and Treasurer  of  NL;
                                      Director of  Tremont.   70  East  55th
                                      Street, 11th Floor, New York, New York
                                      10022.
        Eugene K. Anderson            Vice  President   of  Contran,   Dixie
                                      Holding, National, NOA, Valhi and VGI;
                                      Treasurer of the Foundation.
        Richard J. Boushka            Director  of  Tremont;  Principal   of
                                      Boushka Properties (private investment
                                      firm).  7701 East Kellogg, Suite  650,
                                      Wichita, Kansas 67207.
        F. Murlyn Broussard           Treasurer of  Southwest.    402  Canal
                                      Street, Houma, Louisiana 70360.
        Joseph S. Compofelice         Director,  Vice  President  and  Chief
                                      Financial   Officer   of   NL;    Vice
                                      President and Chief Financial  Officer
                                      of Tremont;  Executive Vice  President
                                      of  Valhi.    Two  Greenspoint  Plaza,
                                      16825 Northchase  Drive,  Suite  1200,
                                      Houston, TX 77060.
        Norman S. Edelcup             Director of  Valhi;  Chairman  of  the
                                      Board of Item  Processing of  America,
                                      Inc. (processing service bureau). 5190
                                      N.W. 167th Street,  Suite 300,  Miami,
                                      Florida  33014.
        Kenneth R. Ferris             Director   of   Valhi;   Distinguished
                                      Professor  at  the  American  Graduate
                                      School  of  International  Management;
                                      15249 North 59th Avenue, Glendale,  AZ
                                      85306-6000
        David B. Garten               Vice President, Secretary and  General
                                      Counsel of NL.  Two Greenspoint Plaza,
                                      16825 Northchase  Drive,  Suite  1200,
                                      Houston, Texas 77060.
        William J. Lindquist          Vice President  and  Tax  Director  of
                                      Contran, Dixie  Rice,  Dixie  Holding,
                                      National,  NOA,  Southwest,  VGI   and
                                      Valhi.
        J. Landis Martin              Director,    President    and    Chief
                                      Executive  Officer  of  NL;  Director,
                                      Chairman of the  Board, President  and
                                      Chief Executive Officer  of Tremont.
                                      Two    Greenspoint    Plaza,     16825
                                      Northchase Drive, Suite 1200, Houston,
                                      Texas 77060.
        Andrew McCollam, Jr.          Director of Dixie Rice; President  and
                                      Director   of    Southwest;    Private
                                      Investor.   402 Canal  Street,  Houma,
                                      Louisiana 70360.
        Harold M. Mire                Vice President and General Manager  of
                                      Southwest; President of  Dixie Rice.
                                      600   Pasquiere    Street,    Gueydan,
                                      Louisiana 70542.
        J. Thomas Montgomery, Jr.     Vice  President   and  Controller   of
                                      Contran, Dixie Holding, National, NOA,
                                      Southwest,   VGI   and   Valhi;   Vice
                                      President of Dixie Rice.
        Robert E. Musgraves           Vice President,  General  Counsel  and
                                      Secretary of Tremont.  1999  Broadway,
                                      Suite 4300, Denver, Colorado 80202.
        Dennis G. Newkirk             Vice President and Controller of NL.
                                      Two    Greenspoint    Plaza,     16825
                                      Northchase Drive, Suite 1200, Houston,
                                      Texas 77060.
        Kenneth R. Peak               Director  of  NL;  President  of  Peak
                                      Eneromics, Inc.  (consulting).    2702
                                      Albans, Houston, Texas 77005.
        Glenn R. Simmons              Vice  Chairman   of  the   Board   and
                                      Director of  Contran,  Dixie  Holding,
                                      National, NOA, VGI and Valhi; Director
                                      of  NL  and  Tremont;  Executive  Vice
                                      President and Director  of Dixie  Rice
                                      and Southwest; Chairman of the  Board,
                                      Chief Executive  Officer and  Director
                                      of Keystone  Consolidated  Industries,
                                      Inc. ("Keystone") (steel rod and  wire
                                      products manufacturer).
        Harold C. Simmons             Chairman of the Board, Chief Executive
                                      Officer,  President  and  Director  of
                                      Contran, Dixie Holding, National, NOA,
                                      VGI and Valhi;  Chairman of the  Board
                                      and  Director  of   NL;  Director   of
                                      Tremont; Chairman of the Board,  Chief
                                      Executive  Officer  and  Director   of
                                      Dixie   Rice,   Southwest   and    the
                                      Foundation.
        Robert W. Singer              Vice President of Contran and Valhi;
                                      President and Chief Operating  Officer
                                      of Keystone.
        Richard A. Smith              Director and Treasurer of Dixie  Rice.
                                      600   Pasquiere    Street,    Gueydan,
                                      Louisiana 70542.
        Thomas P. Stafford            Director  of  Tremont;  Co-founder  of
                                      Stafford,  Burke   and  Hecker,   Inc.
                                      (consulting); Chairman of the Board of
                                      Omega  Watch  Corporation  of  America
                                      (watch  manufacturer).  1006   Cameron
                                      Street, Alexandria, Virginia 22314.
        Avy H. Stein                  Director of Tremont; Managing  Partner
                                      of Willis,  Stein &  Partners  (equity
                                      investments).  231  South  La   Salle,
                                      Chicago, Illinois 60697.
        William C. Timm               Vice President-Finance  and  Treasurer
                                      of Contran,  Dixie Holding,  National,
                                      NOA, VGI  and Valhi;  Vice  President-
                                      Finance and  Director of  Dixie  Rice;
                                      Vice President-Finance of Southwest.
        J. Walter Tucker, Jr.         Director    of    Valhi;    President,
                                      Treasurer and  Director  of  Tucker  &
                                      Branham,   Inc.   (mortgage   banking,
                                      insurance  and   real  estate);   Vice
                                      Chairman of  the  Board  and  Director
                                      Keystone.
        Mark A. Wallace               Vice  President   and  Controller   of
                                      Tremont.  1999  Broadway, Suite  4300,
                                      Denver, Colorado 80202.
        Steven L. Watson              Vice  President   and   Secretary   of
                                      Contran, Dixie  Rice,  Dixie  Holding,
                                      National,  NOA,  Southwest,  VGI   and
                                      Valhi; Vice  President, Secretary  and
                                      Director of the Foundation.
        Lawrence A. Wigdor            Executive Vice President and  Director
                                      of NL.   Two Greenspoint Plaza,  16825
                                      Northchase Drive, Suite 1200, Houston,
                                      Texas 77060.
        Elmo R. Zumwalt, Jr.          Director of NL;  President of  Admiral
                                      Zumwalt   &    Consultants,   Inc.
                                      (consulting).  1000 Wilson  Boulevard,
                                      Suite 3105, Arlington, Virginia 22209-
                                      2211

                                          SCHEDULE C
             Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on
        Schedule  B  to  this  Statement,  such  persons  may  be  deemed  to personally beneficially own Shares, as of January 15, 1996, as outlined below:
             Name                        Shares Held(1)   Options Held(2)
             ------------------          --------------   ---------------

             Susan E. Alderton(3)           37,293            86,733
             Eugene K. Anderson                -0-               -0-
             Richard J. Boushka                -0-               -0-
             F. Murlyn Broussard               -0-               -0-
             Joseph S. Compofelice(4)       34,606            50,000
             Norman S. Edelcup                 -0-               -0-
             Kenneth R. Ferris(5)            1,300               -0-
             David B. Garten(6)             42,731           156,000
             William J. Lindquist(7)         1,300               -0-
             J. Landis Martin(8)            79,870           758,288
             Andrew McCollam, Jr.              -0-               -0-
             Harold M. Mire                    -0-               -0-
             J. Thomas Montgomery, Jr.(9)   15,275               -0-
             Robert E. Musgraves               -0-               -0-
             Dennis G. Newkirk(10)          46,223           106,000
             Kenneth R. Peak(11)             1,825             4,000
             Glenn R. Simmons(12)           20,800               -0-
             Harold C. Simmons(13)          69,475               -0-
             Robert W. Singer(14)           27,500               190
             Richard A. Smith                  -0-               -0-
             Thomas P. Stafford                -0-               -0-
             Avy H. Stein                      -0-               -0-
             William C. Timm                   -0-               -0-
             J. Walter Tucker, Jr.             -0-               -0-
             Mark A. Wallace                   -0-               -0-
             Steven L. Watson                9,000               -0-
             Lawrence A. Wigdor(15)         73,600           333,999
             Elmo R. Zumwalt, Jr.              100             4,000
        (1) Includes restricted Shares that each such person has the power to vote and the right to receive dividends.
        (2) Represents Shares covered by options exercisable within 60 days of January 15, 1996.
        (3) The Reporting Persons understand the Shares indicated as held by Susan E. Alderton include 10,393 Shares allocated to Ms. Alderton's account under the Savings Plan for Employees of NL Industries, Inc. (the `Savings Plan'').
        (4) The Reporting Persons understand the Shares indicated as held by Joseph S. Compofelice include 3,606 Shares allocated to Mr. Compofelice's account under the Savings Plan.
        (5) The Reporting Persons understand the Shares indicated as held by Dr. Kenneth R. Ferris are held in an individual retirement account for his benefit.
        (6) The Reporting Persons understand the Shares indicated as held by David B. Garten include 12,731 Shares allocated to Mr. Garten's account under the Savings Plan.
        (7) The Reporting Persons understand the Shares indicated as held by William J. Lindquist are held in an individual retirement account for his benefit.
        (8)  The Reporting Persons understand the Shares indicated as held by
             J. Landis Martin include 9,205 shares allocated to Mr. Martin's account under the Savings Plan.
        (9)  The Reporting Persons understand the Shares indicated as held by
             J. Thomas Montgomery, Jr. include 275 Shares held by Mr. Montgomery's wife in a retirement account for her benefit, with respect to all of which Shares beneficial ownership is disclaimed by Mr. Montgomery.
        (10) The Reporting Persons understand the Shares indicated as held by Dennis G. Newkirk include 15,223 Shares allocated to Mr. Newkirk's account under the Savings Plan.
        (11) The Reporting Persons understand the Shares indicated as held by Kenneth R. Peak include 21 Shares held by Mr. Peak's wife, with respect to all of which beneficial ownership is disclaimed by Mr. Peak.
        (12) The Reporting Persons understand the Shares indicated as held by Glenn R. Simmons include 1,000 Shares held by Mr. Simmons' wife, with respect to all of which beneficial ownership is disclaimed by Mr. Simmons.
        (13) The Reporting Persons understand the Shares indicated as held by Harold C. Simmons consists of 69,475 Shares held by Mr. Simmons' wife, with respect to all of which beneficial ownership is disclaimed by Mr. Simmons. Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares held by other Reporting Persons, as set forth in Item 5(a) of this Statement.
              Mr. Simmons disclaims beneficial ownership of all such Shares.
        (14) The Reporting Persons understand the Shares indicated as held by Robert W. Singer include 7,000 shares held in an individual retirement account for his benefit, 500 shares held in an individual retirement account for the benefit of his wife and 20,000 shares held in a profit sharing trust of which Mr. Singer is a trustee. Such profit sharing trust is not affiliated with the Reporting Persons.
        (15) The Reporting Persons understand the Shares indicated as held by Lawrence A. Wigdor include 4,100 Shares allocated to Mr. Wigdor's account under the Savings Plan.

                                  Index to Exhibits
        Exhibit
          No.                       Description of Exhibit
        --------  ----------------------------------------------------------
        8
                  Credit Agreement, dated as of November 16, 1995, between Tremont Corporation and Contran Corporation (incorporated by reference to Exhibit 99.1 to Tremont's Current Report on Form 8-K, dated November 16, 1995).
        9* Credit Agreement, dated as of December 20, 1995, between Valhi, Inc. and Societe Generale, Southwest Agency (including related forms of Promissory Note and Pledge and Security Agreement).